Sunworks, Inc.

1030 Winding Creek Road, Suite 100

Roseville, California 95678

February 1, 2021

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Stertzel

Re:	Sunworks, Inc. Acceleration Request
Registration Statement on Form S-3
Filed January 27, 2021
File No. 333-252475

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 P.M. Eastern Time on February 3, 2021.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Christopher D. Ivey, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4121 or via email at civey@stradlinglaw.com. We respectfully request that you contact Mr. Ivey via telephone as soon as the Registration Statement has been declared effective.

Sincerely,

SUNWORKS, INC.

/s/ Gaylon Morris
Gaylon Morris
Chief Executive Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.

Christopher D. Ivey, Esq.